UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

QUEST CAPITAL CORP.

(Name of Issuer)

COMMON SHARES, NO PAR VALUE

(Title of Class of Securities)

748 35U 10 9

(CUSIP Number)

ROBERT MACKAY BUCHAN
77 King Street West, P.O. Box 157, Suite 3110
Royal Trust Tower, Toronto-Dominion Centre
Toronto, Ontario, M5K 1H1 Canada

(416) 367-8383

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 748 35U 10 9

1. Names of Reporting Person: Robert Mackay Buchan
I.R.S. Identification Nos. of above person (entities only).:

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_]
(b) [ X ]

3. SEC Use Only:

4. Source of Funds (See Instruction): Not Applicable

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: CANADA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7. Sole Voting Power:	3,790,625 Shares

8. Shared Voting Power:	Not Applicable

9. Sole Dispositive Power:	3,790,625 Shares

10. Shared Dispositive Power:	Not Applicable

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,790,625 Shares

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13. Percent of Class Represented by Amount in Row (11):	2.6%

14. Type of Reporting Person (See Instructions)	IN

Item 1.	Security and Issuer.

The class of equity securities to which this Statement relates is common shares, without par value (the “Shares”), of Quest Capital Corp., a British Columbia corporation (the “Issuer”). The principal executive offices of the Issuer are located at Suite 300, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

Item 2.	Identity And Background

A.	Name of Persons filing this Statement:

This statement is filed by Robert Mackay Buchan (the “Reporting Person”).

B.	Residence or Business Address:

The business address of the Reporting Person is 77 King Street West, P.O. Box 157, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1 Canada

C.	Present Principal Occupation and Employment:

The Reporting Person is a Director and the Executive Chairman of the Issuer.

D.	Criminal Proceedings:

Not Applicable.

E.	Civil Proceedings:

Not Applicable.

F.	Citizenship:

The Reporting Person is a citizen of Canada

Item 3.	Source And Amount Of Funds Or Other Consideration

Not applicable.

Item 4.	Purpose Of Transaction

The Reporting Person has sold 2,000,000 shares of the Issuer (the “Shares”). The sale of the Shares by the Reporting Person was for investment purposes.

Item 5.	Interest In Securities Of The Issuer

A.

Beneficial Ownership.

The Reporting Person is the beneficial owner of 3,790,625 shares of common stock of the Issuer (the “Shares”, representing approximately 2.6% of the Issuer’s issued and outstanding Shares. The Shares are comprised of 3,000,000 Shares held by the Reporting Person and 790,625 Shares issuable upon the exercise of certain stock options held by the Reporting Person that are exercisable within 60 days of the date of this report.

Beneficial ownership is calculated under Rule 13d-3 of the Securities Exchange Act of 1934. Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding as of the date indicated.

B.	Power to Vote and Dispose.

The Reporting Person has the direct power to vote and direct the disposition of the shares of the Issuer held by it.

C.	Transactions Within the Past 60 Days.

Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including common shares of the Issuer, within sixty (60) days preceding the date hereof..

D.	Certain Rights of Other Persons.

The Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer’s common shares effective May 15, 2006, being the date of sale of the Shares.

Item 6.	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of
The Issuer

Not applicable

Item 7.	Material To Be Filed As Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2006

	By:	/s/ Robert Mackay Buchan
Robert Mackay Buchan